Exhibit 1.02

URS Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of URS Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and certain minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the Rule and for purposes of this Report are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to as “Conflict Minerals”). The specified countries for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively referred to as “Covered Countries”). As described in this Report, certain of the Company’s operations manufactured, or contracted to manufacture, in 2013, products where one or more Conflict Minerals were necessary to the functionality or production of those products.

The information included in this Report reflects activities of the Company and its consolidated entities for the Reporting Period.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. The Company evaluated its operations and determined that the following categories of products required further inquiry:

1.	sensor systems primarily sold to the federal government; and

2.	processing equipment for the oil and gas industry.

These products are referred to collectively in this Report as the “Covered Products.”

Reasonable Country of Origin Inquiry

For the Covered Products, in order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap sources, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”), as described in the Company’s Form SD to which this Report is an exhibit.

The Company’s RCOI consisted of the following:

•	Identifying parts of the business that manufacture or may contract to manufacture products for purposes of the Rule;

•	Determining those products the manufacture of which was completed during 2013;

•	Evaluating manufactured items that might contain Conflict Minerals;

•	Assessing whether the Conflict Minerals were necessary to the functionality or production of the products;

•	Identifying the suppliers from which the Company purchased components and other materials containing Conflict Minerals;

•	Requesting information from those identified suppliers regarding the Conflict Mineral content of the components they provide; and

•	Requesting information from those identified suppliers regarding whether any of the components they provided originated from Covered Countries and whether the Conflict Minerals come from recycled or scrap sources.

The Company identified and contacted a total of 140 suppliers of products and materials that may contain Conflict Minerals, and 115 suppliers responded to the Company’s requests for information on the country of origin and other requested information. Based on the information received to date from the Company’s suppliers as a part of the RCOI, the Company was unable to determine the countries of origin of the Conflict Minerals contained in the Covered Products or whether the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company conducted due diligence on the source and chain of custody of the Conflict Minerals in the Covered Products.

Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company.

Description of Due Diligence Measures

The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:

Establish strong company management systems

Policy. URS adopted a policy relating to the Conflict Minerals (the “Company Policy”), which outlines the Company’s commitment to responsible sourcing of its Conflict Minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain.

Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel across the Company’s four divisions, comprising personnel from the legal, accounting and operations functions. The Company has also conducted Conflict Minerals training sessions for relevant employees.

Supplier Engagement. The Company advised suppliers regarding the Company’s commitment to responsibly source materials. The Company encouraged suppliers to include additional information necessary to achieve supply chain transparency and to increase the flow-down contractual provisions related to Conflict Minerals.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company contacted all of its first-tier suppliers identified through its RCOI to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the Conflict Free Sourcing Initiative (“CFSI”) or a similar questionnaire. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used.

The Company identified and contacted a total of 140 suppliers of products and materials that may contain Conflict Minerals, and 115 suppliers responded to its request for information. The Company reviewed the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies. The Company continues to follow up with suppliers and to provide supplier education and feedback as appropriate. However, a number of the Company’s suppliers were not able to identify the smelters or refiners in their supply chains. Additionally, most of the suppliers identified smelters or refiners on a division- or company-wide basis, and those smelters or refiners may not be applicable to the specific components supplied to the Company. As a result, the Company determined that it did not have sufficient information to identify the particular smelters or refiners that processed the Conflict Minerals contained in particular components in the Covered Products.

Assessment of Risk. To the extent that, based on data provided by its suppliers, the Company was able to identify smelters and refiners that might be in the Company’s supply chain, the Company took steps to assess the smelter’s or refiner’s due diligence to the extent practicable. In particular, the Company examined the information provided in the CMRT or other questionnaire to determine if the smelter or refiner had been validated under the CFSI’s Conflict-Free Smelter Program (“CFSP”) as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials. Based on information furnished by suppliers of the smelters or refiners that have been identified as potentially applicable, a number have been identified as validated under the CFSP.

Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•	encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

•	continue to seek conflict minerals flow-down provisions in supplier contracts.

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company relied on information collected and provided by independent third-party audit programs, such as the CFSP.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Results of Due Diligence

Identified Smelters and Refiners. Based on the above-described due diligence process, the Company does not have sufficient information to reliably determine the smelters and refiners used to process the Conflict Minerals in each of the Covered Products.

Identified Countries of Origin. Based on the above-described due diligence process, the Company does not have sufficient information to reliably determine the country of origin of the Conflict Minerals in each of the Covered Products.

Efforts to Determine Mine or Location of Origin. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “projects,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Report, or any forward-looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.